Exhibit 99.57

PRESS RELEASE

Trading Symbol: SVM.TO	May 16, 2007

SILVERCORP TO REPORT 2007 FOURTH QUARTER AND YEAR END RESULTS ON
JUNE 10, 2007

VANCOUVER, British Columbia – May 16, 2007 – Silvercorp Metals Inc. (the “Company”) announced today that it will release its fourth quarter financial highlights and audited financial results for year ended March 31, 2007 on June 10, 2007.

About Silvercorp Metals Inc.

Silvercorp Metals Inc., an exploration and development stage company, along with its subsidiary companies and joint ventures (collectively the “Company”) are engaged in the acquisition, exploration, development, and mining of precious and base metal mineral properties in the People’s Republic of China (“China”). Currently, Silvercorp’s main mining operations are the Ying Silver-Lead-Zinc mine (“Ying Project” or “Ying Silver Project”) and the Hou-Ping Gou Silver-Gold-Lead-Zinc mine (“HPG Project”), owned through its 77.5% and 60% Chinese subsidiary company, respectively. The Company is a reporting issuer in British Columbia, Alberta, Ontario, Nova Scotia, New Brunswick, Manitoba, and Saskatchewan and trades on the TSX Exchange under the symbol SVM.

For further information: SILVERCORP METALS INC., Rui Feng, Chairman & CEO, Cathy Fong, President. Phone: (604) 669-9397, fax: (604) 669-9387, Email: info@silvercorp.ca, Website: www.silvercorp.ca

CAUTIONARY DISCLAIMER -- FORWARD LOOKING STATEMENTS
Statements in this press release other than purely historical information, including statements relating to the Company’s future plans and objectives or expected results, constitute forward-looking statements. Forward-looking statements are based on numerous assumptions and are subject to all of the risks and uncertainties inherent in the Company’s business, including risks inherent in mineral exploration, development, and mining. Production and revenue projections are based not on mineral reserves but on mineral resources which do not have demonstrated economic viability. As a result, actual results may vary materially from those described in the forward-looking statements. There can be no assurance that such forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on such statements. The Company does not undertake to update any forward-looking statements that are incorporated by reference herein, except in accordance with applicable securities laws. The Company expressly disclaims any obligation to update any forward-looking statements. We seek safe harbour.